

September 1, 2022

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
6/F, Wing On Cheong Building
5 Wing Lok Street
Sheung Wan, Hong Kong

       Re: Intelligent Group Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted August 9, 2022
           CIK No. 0001916416

Dear Ms. Lau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 9, 2022

Cover Page

1.   We note your revised disclosure in response to comment 1. Please revise to disclose that your structure involves unique risks to investors.

Permission Required From Hong Kong and Chinese Authorities, page 6

2.   We note that you deleted your disclosure addressing permissions or approvals required "to operate [the] business" of IGL, IJL and ITL. Please revise to include this disclosure. Additionally, throughout your discussion in this section as well as on the cover page and the risk factor on page 14, please revise your disclosure to ensure that your discussion of

permissions and approvals applies to both you and your subsidiaries. In this regard, we note that you have deleted references to IJL and ITL in certain instances and that your disclosure now only appears to apply to the holding company.

3.   We note your response to comment 11, as well as your amended disclosure discussing the consequences "[i]n the event that [you] become subject to PRC laws or to the jurisdiction of Chinese authorities . . . ." Please revise to also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note you deleted such disclosure.

Key Factors Affecting Our Results of Operations
General market conditions of the capital market in Hong Kong, page 41

4.   We note your response to comment 14, as well as your amended disclosure that you "believe the Hong Kong capital markets have not, to date, been materially affected by recent global economic conditions including supply chain disruptions and inflationary pressures . . . ." Please revise to provide a reasonable basis for your statement. In this regard, we note that your disclosure here indicates that the capital market in Hong Kong is material to your business and industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

5.   We reviewed your response and revised disclosure in response to comment 21. When discussing advertising expense on page 44 you disclose that, "non-current media and promotion services were provided for [y]our clients during the year amounting to HK$800,000." This appears to contradict your disclosure on page 44 that advertising expense represented your advertising expenses on media platforms to increase your brand awareness and to attract potential customers. Please explain the inconsistency and revise your disclosure.

Liquidity and Capital Resources, page 46

6.   We reviewed your response and revisions in response to comment 16. When discussing accounts receivable you disclose that, "any write-off has no impact on the decision of [y]our management to record an allowance for doubtful accounts." Please explain why to us.

Wai Lau
Intelligent Group Ltd
September 1, 2022
Page 3

Industry and Market Data, page 52

7.   We note your response to comment 18, as well as your amended disclosure, and we
reissue the comment in-part. Please provide a source for your statement that "[t]he total
number of listed companies in Hong Kong increased from 1,547 in 2012 to 2,572 in 2021
. . . " and your statement that "[w]ith the expected continuous expansion in the capital
markets of Hong Kong and the increase in the number of listed companies, the demand for
Financial PR services is expected to increase."

General

8.   When discussing the Holding Foreign Companies Accountable Act, please update your
factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol
with the China Securities Regulatory Commission and the Ministry of Finance of the
People's Republic of China, taking the first step toward opening access for the PCAOB to
inspect and investigate registered public accounting firms headquartered in mainland
China and Hong Kong.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related
matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez Molina at 202-551-
3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick